UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-223255

Nautilus Holdco, Inc.

(Exact name of registrant as specified in its charter)

c/o BioCryst Pharmaceuticals, Inc. 4505 Emperor Blvd., Suite 200 Durham, North Carolina 27703 (919) 859-1302	c/o Idera Pharmaceuticals, Inc. 167 Sidney Street Cambridge, Massachusetts 02139 (617) 679-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Nautilus Holdco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 7, 2018	By:	/s/ Alane Barnes .
Name: Alane Barnes
Title: Authorized Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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[1]
Nautilus Holdco, Inc. (the “Company”) filed a Registration Statement on Form S-4 (“Registration Statement”)  to register securities to be issued pursuant to an Agreement and Plan of Merger, dated as of January 21, 2018 (the “Merger Agreement”), by and among the Company, BioCryst Pharmaceuticals, Inc., Idera Pharmaceuticals, Inc., Island Merger Sub, Inc., a wholly owned subsidiary of the Company and Boat Merger Sub, Inc., a wholly owned subsidiary of the Company. The Merger Agreement was terminated on July 10, 2018 and no securities were issued pursuant to the Merger Agreement or the Registration Statement.